Pharming Group N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

VIA EDGAR

December 21, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Alan Campbell and Mary Beth Breslin

Re:	Pharming Group N.V.

Acceleration Request for Registration Statement on Form F-1

File No. 333-250984

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pharming Group N.V. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 22, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. The Company hereby withdraws its original request for acceleration, dated December 21, 2020, pursuant to which acceleration had previously been requested to 8:00 a.m., Eastern Daylight Time, on December 23, 2020, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Eric Blanchard at (212) 479-6565.

If you have any questions regarding this request, please contact Eric Blanchard of Cooley LLP at (212) 479-6565. Thank you for your assistance with this matter.

Sincerely,

PHARMING GROUP N.V.

By:	/s/ Sijmen de Vries, MD MBA
Sijmen de Vries, MD MBA
Chief Executive Officer